

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2015

David O'Connor
Chief Executive Officer
MSG Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

Re: **MSG Spinco, Inc.**
        Form 10-12B
        Filed March 27, 2015
        File No. 001-36900

Dear O'Connor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: John Mead
        Sullivan & Cromwell LLP